Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272606

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

Supplement dated October 30, 2024,
to the Prospectus dated April 29, 2024, as supplemented and amended to date.

This is a supplement (the “Supplement”) to the Prospectus, dated April 29, 2024, as previously supplemented from time to time (the “Prospectus”), of Brookfield Infrastructure Income Fund Inc. (the “Fund”). You should read this Supplement in conjunction with the Prospectus. Certain capitalized terms used and not defined herein have the meanings set forth in the Prospectus.

Effective immediately, on page 100 of the Prospectus under the heading “Plan of Distribution—Purchasing Directly From the Fund,” the subsection titled “Purchase by Mail” is hereby deleted and restated in its entirety as follows:

Purchase by Mail. To purchase Shares by mail, simply complete and sign the account application and mail it, or for subsequent purchases include name, fund name and account number along with a check made payable to the Fund:

Regular Mail	Overnight or Express Mail
Brookfield Infrastructure Income Fund Inc. PO Box 219501 Kansas City, MO 64121-9501	Brookfield Infrastructure Income Fund Inc. 801 Pennsylvania Ave. Suite 219501 Kansas City, MO 64105-1407

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services does not constitute receipt by the Transfer Agent. Receipt is determined at the time the order is received at the Transfer Agent’s offices.

All purchase checks must be in U.S. dollars drawn on a domestic financial institution. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Shares. The Fund is unable to accept post-dated checks, or any conditional order or payment.

It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to stockholders. The Fund reserves the right to reject any application. An account application to purchase Fund Shares is subject to acceptance by the Fund and is not binding until so accepted. Accounts opened by entities, such as credit unions, corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information is missing, your account application will be returned, and your account will not be opened.

Please retain this Supplement for reference.